UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N‑8F
APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY
Dated: January 20, 2017

I.    General Identifying Information
1.    Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[ ]    Merger
[ ]    Liquidation
[x]    Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ]    Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.    Name of fund:
Claymore Exchange-Traded Fund Trust 3
3.    Securities and Exchange Commission File No.:
811-22283
4.    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[x]    Initial Application    [ ]    Amendment
5.    Address of Principal Executive Office (include No. & Street, City, State Zip Code):
227 West Monroe Street
Chicago, Illinois 60606

6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Mark E. Mathiasen
Guggenheim Partners, LLC
227 West Monroe Street - 49th Floor
Chicago, Illinois 60606
(312) 357-0394

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Guggenheim Funds Investment Advisors, LLC
227 West Monroe Street
Chicago, Illinois 60606
(800) 820-0888

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[x]	Management company

[ ]	Unit investment trust; or

[ ]	Face‑amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[x]	Open‑end [] Closed‑end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Guggenheim Funds Investment Advisors, LLC
227 West Monroe Street
Chicago, Illinois 60606
(800) 820-0888

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Guggenheim Funds Distributors, LLC
227 West Monroe Street
Chicago, Illinois 60606

Applicant has never made a public offering of its securities.

13.    If the fund is a unit investment trust (“UIT”) provide:
(a)    Depositors’ name(s) and address(es):
Not Applicable.
(b)    Directors’ name(s) and address(es):
Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[ ]    Yes        [x]    No
If Yes, for each UIT state (name, file no. and business address):

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x]	Yes [ ] No
If Yes, state the date on which the board vote took place:
January 11, 2017
If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ]    Yes        [x]    No
If Yes, state the date on which the shareholder vote took place:
If No, explain:
The Fund has no shareholders, as the Fund has never made a public offering of its securities and no shares have been issued.
II.    Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation? Not Applicable.

[ ]	Yes [ ] No
(a)    If Yes, list the date(s) on which the fund made those distributions:

(b)    Were the distributions made on the basis of net assets?
[ ]    Yes        [ ]    No
(c)    Were the distributions made pro rata based on share ownership?
[ ]    Yes        [ ]    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
As noted above, the Fund does not have any shareholders.

(e)    Liquidations only:
Were any distributions to shareholders made in kind?
[ ]    Yes        [ ]    No
If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:
As noted above, the Fund does not have any shareholders.
17.    Closed-end funds only:
Not Applicable.
Has the fund issued senior securities?
[ ]    Yes        [ ]    No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.    Has the fund distributed all of its assets to the fund’s shareholders? Not Applicable.
[ ]    Yes        [ ]    No
Not Applicable.
If No,
(a)    How many shareholders does the fund have as of the date this form is filed?
(b)    Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests? Not Applicable.
[ ]    Yes        [ ]    No
Not Applicable.
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.    Assets and Liabilities
20.    Does the fund have any assets as of the date this form is filed? Not Applicable.
[ ]    Yes        [ ]    No
If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face‑amount certificates if the fund is a face‑amount certificate company) or any other liabilities? Not Applicable.

[ ]	Yes [ ] No
If Yes,

(a)	Describe the type and amount of each debt or other liability:
(b)    How does the fund intend to pay these outstanding debts or other liabilities?
IV.    Information About Event(s) Leading to Request For Deregistration
22.    (a)    List the expenses incurred in connection with the Merger or Liquidation: Not Applicable.
(b)    How were those expenses allocated?
(c)    Who paid those expenses?
(d)    How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? Not Applicable.
[ ]    Yes        [ ] No
If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.    Conclusion of Fund Business
24.    Is the fund a party to any litigation or administrative proceeding?
[ ]    Yes        [x]    No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ]    Yes        [x]    No
If Yes, describe the nature and extent of those activities:
VI.    Mergers Only
26.    (a)    State the name of the fund surviving the Merger: Not Applicable.
(b)    State the Investment Company Act file number of the fund surviving the Merger: Not Applicable.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not Applicable.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not Applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Claymore Exchange-Traded Fund Trust 3 (ii) he is the President and Chief Executive Officer of Claymore Exchange-Traded Fund Trust 3 and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Donald C. Cacciapaglia
Donald C. Cacciapaglia
President & Chief Executive Officer